UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

MATRIX ENERGY SERVICES CORPORATION

(Name of Issuer)

Common Stock, Par Value $0. Per Share

(Title of class of Securities)

57683Q 10 6

(CUSIP Number)

James Anderson

378 North Main, #124

Layton, UT 84041

(801)273-9300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 16, 2005

(Date of Event which Requires Filing of this Statement)

CUSIP NO . 57683Q 10 6

1. Name of Reporting Persons,

I.R.S. Identification Nos. of above persons (entities only).

Portsmith Partners of Nevada, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions).

(a)

(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

Nevada

Number of 7. Sole Voting Power 49,135,815

Shares

Beneficially 8. Shared Voting Power 0

Owned by Each

Reporting 9. Sole Dispositive Power 49,135,815

Person With

10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

49,135,815

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)

53%

14. Type of Reporting Person (See Instructions)

CO

Item 1. Security and Issuer

This Schedule 13D ("Schedule") relates to the common stock, par value $0.002 per share ("Common Stock"), of Matrix Energy Services Corporation, a Nevada corporation ("Issuer"). The address of the principal executive office of the Issuer is 378 North Main, #124, Layton, Utah 84041. This statement is filed by and on behalf of each of the Reporting Persons (as defined below).

Item 2. Identity and Background.

This Schedule 13D is being filed by and on behalf of Portsmith Partners of Nevada, Inc., a Nevada corporation, ("Portsmith"). The business address of the Reporting Persons is 1350 E. Flamingo Road, Suite 254, Las Vegas, NV 89119.

Portsmith's principle business is business consulting, development and financing.

During the last five years, Portsmith has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order (a) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (b) finding a violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations.

These shares were purchased by Portsmith from its working capital.

Item 4. Purpose of Transaction.

To assist the Issuer in finding a new business opportunity to acquire or merge with. Such transaction would result in a change in shareholder control and composition of the Board of Directors and Officers.

Item 5. Interest in Securities of the Issuer.

(a) Portsmith's beneficial ownership of the Common Stock consists of 49,135,815 shares of Common Stock owned directly by Portsmith, representing 53% of the outstanding Common Stock.

(b) Portsmith has sole voting and dispositve power over all 49,135,815 shares of Common Stock beneficially owned by Portsmith.

(c) Purchase of 49,135,815 shares of Common Stock for $150,000.

(d) Not applicable

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of th Issuer.

Not Applicable.

Item 7. Materials to Be Filed as Exhibits.

No Exhibits to be filed at this time.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2005 Portsmith Partners of Nevada, Inc.

/s/ Thomas Mills

Thomas Mills

President